Exhibit 99.1

Grab Announces 2025 Annual General Meeting of Shareholders
November 11, 2025 -- Grab Holdings Limited (“Grab” or the “Company”) today announced that it will hold its 2025 Annual General Meeting (“AGM”) of shareholders on Friday, December 5, 2025 at 9:00 a.m. Singapore Time at Grab's Global Headquarters located at 3 Media Close, Level 2, Singapore 138498.
No proposal will be submitted to shareholders for approval at the AGM. Instead, the AGM will serve as an open forum for shareholders of record to discuss Company affairs with management.
The Board of Directors of the Company has fixed the close of business on November 14, 2025, Eastern Time, as the record date (the “Record Date”) for determining the shareholders entitled to attend the AGM or any adjournment or postponement thereof.
Holders of record of the Company’s Class A ordinary shares or Class B ordinary shares, each with a par value of US$0.000001 per share, at the close of business, Eastern Time, on the Record Date are entitled to attend the AGM and any adjournment or postponement thereof in person.
Holders of record of the Company’s Class A ordinary shares and Class B ordinary shares planning to attend the AGM in person are required to indicate their interest to attend the AGM by submitting the online registration form accessible at https://grb.to/agm2025 by November 19, 2025, Singapore Time, to indicate their interest.
The Company has filed its annual report on Form 20-F, including its audited financial statements for the fiscal year ended December 31, 2024, with the U.S. Securities and Exchange Commission. The Company’s Form 20-F can be accessed on the investor relations section of its website at https://investors.grab.com, as well as on the SEC’s website at www.sec.gov.
About Grab
Grab is a leading superapp in Southeast Asia, operating across the deliveries, mobility and digital financial services sectors. Serving over 800 cities in eight Southeast Asian countries – Cambodia, Indonesia, Malaysia, Myanmar, the Philippines, Singapore, Thailand and Vietnam – Grab enables millions of people everyday to order food or groceries, send packages, hail a ride or taxi, pay for online purchases or access services such as lending and insurance, all through a single app. We operate supermarkets in Malaysia under Jaya Grocer and Everrise, which enables us to bring the convenience of on-demand grocery delivery to more consumers in the country. As part of our financial services offerings, we also provide digital banking services through GXS Bank in Singapore and GXBank in Malaysia. Grab was founded in 2012 with the mission to drive Southeast Asia forward by creating economic empowerment for everyone. Grab strives to serve a triple bottom line – we aim to simultaneously deliver financial performance for our shareholders and have a positive social impact, which includes economic empowerment for millions of people in the region, while mitigating our environmental footprint.

For more information, visit www.grab.com.

For inquiries regarding Grab, please contact:

Media: press@grab.com

Investors: investor.relations@grab.com